Join Industry Water Filtration to Save Water.mp4 (5m 31s) https://jotengine.com/transcriptions/kK4s2mO7dhl3ahhCOvC0Ug
1 speaker (Dr. Richard Y.)

[0:00:01]
Dr. Richard Y.: I'm Dr. Richard Yonda, president of Industry Water Filtration an d the inventor of our patented water filtration technology. We are in the last 3 0 days of our funding drive using equity crowd funding through wefunder.com. Get all the details about our company at wefunder.com/industrywaterfiltration. I'll bet the first question that pops into your mind is, why did I bother inventing a water filtration machine? There are tons of excellent pieces of equipment in t he industry already that are used all over the world. How could I possibly impro ve on it? I think the old ways of water filtration need a shake up. A truly disr uptive innovation. The growing water crisis has caused water purity regulations to be tightened every year, more and more. The filter technology that is availab le now was either developed decades ago, or is an expensive upgrade of old legac y technology. New regulations are not satisfied using the old technology or are handled using very expensive adaptations of antique tech. What's the problem wit h the old tech? It won't efficiently remove small enough particulates from high volumes of water at a low enough cost. The industry water filtration technology was precisely designed to satisfy these rigorous new requirements at the lowest possible cost per gallon of water filtered. Our production machine filters one h alf million gallons per day. An important surprise benefit is that in many indus tries, water filtered through our fine filters can be reused, greatly reducing o verall water consumption. The frequency of droughts raises conservation concerns .. We are all about conservation of water. Five prototype machines have been buil t and tested over the years. This is prototype number five. It has been taken to a number of potential customer sites and has allowed us to perfect the design. Customer have told us what their needs are, and we have improved our design to f it their needs. What's a good target particle size for particle removal? US Navy provides a good tip. They use reverse osmosis for producing drinking water. The pre-filter for reverse osmosis membranes must remove particles that are five mi crons or more in diameter. So the filter pores must be five microns or less in d iameter, which is the standard particle filtration size for Industry Water Filtr ation machinery. We will enthusiastically market to the US military. The food pr ocessing industry is another very important market. The US and Canada have stric t guidelines on all aspects of water use. Pre-washed water for incoming produce often cannot be reused without expensive purification. We have worked with a tom ato processor in California who uses four million gallons per day during their p rocessing season. We could reclaim in excess of 90% of that water for reuse. Als o, wastewater must be processed before being released into streams or water tabl es. Five micron filters often satisfy these requirements without further expensi ve processing. The IWF technology is well suited to the fish farming industry. L imiting water use is a high priority for them. Flushing with clean water is nece ssary to reduce contaminant concentrations, if tank water is not effectively fil tered. Our technology will constantly remove contaminants and save water. There are many applications for this technology. Being able to process high volumes of water continuously through five micron filters is the IWF advantage. Doing so a t a comparatively low cost is a game changer. It's time for us to bring this tec hnology to the market. Join us in conserving water. You can help us bring this n ew technology to the marketplace, you can invest in us through the end of June. Get all the details at the crowd funding site, wefunder.com/industrywaterfiltrat
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